Nektar Therapeutics
201 Industrial Road
San Carlos, California 94070

Sender Contact Information
P: (650) 620-5990
F: (650) 620-5360

February 19, 2009

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Nandini Acharya, Esq.

Re:	Nektar Therapeutics -- Form 10-K for the Year Ended December 31, 2007 (File No. 000-24006)

Dear Ms. Acharya:

We are in receipt of the letter dated February 13, 2009, including comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the letter from the Staff dated December 10, 2008 regarding the Form 10-K for the year ended December 31, 2007 (File No. 000-24006) filed by Nektar Therapeutics, a Delaware corporation (the “Registrant”), on February 29, 2008 (the “Form 10-K”).  Set forth below are the Registrant’s responses to the Staff’s comments.  The numbers associated with the headings and responses set forth below correspond to the numbered comments in the letter from the Staff.

Item 1.  Business

Patents and Proprietary Rights, page 17

1.
We note your response to comment 4 of our comment letter dated December 10, 2008 and your proposal to include disclosure regarding the acquisition of Shearwater Corporation, which led to your entry into the PEGylation business in your 2008 Form 10-K.  Please advise us as to whether Shearwater Corporation was the licensee of technology and intellectual property that was assigned to you as a result of the acquisition or whether you acquired in-house, proprietary technology and intellectual property directly from Shearwater Corporation as a result of the acquisition.  If the relevant technology and intellectual property was acquired subject to a license agreement, please include the material terms of the license in your disclosure, including exclusivity provisions, geographic limitations and term and termination provisions and file any such license as an exhibit to your 2008 Form 10-K or provided as with a detailed analysis supporting your determination that such technology and intellectual property are not material to your business.

Response:

The acquisition of Shearwater Corporation primarily involved the acquisition of proprietary intellectual property and scientific personnel.  The section titled “Patents and Proprietary Rights” in the Registrant’s Form 10-K for the fiscal year ended December 31, 2001, filed by the Registrant on April 1, 2002, discusses some of the intellectual property involved in the acquisition.  The only patent license agreement to Shearwater Corporation at the time of the acquisition by the Registrant was that certain License Agreement dated as of June 17, 1993, by and between the University of Alabama in Huntsville (“UAH”) and Shearwater Polymers, Inc. (the “Original UAH License”), which agreement granted a license to the subject matter of a UAH patent (the “UAH Patent”).  The Original UAH License was terminated in its entirety by that certain Settlement Agreement and General Release dated as of June 30, 2006, by and between the Board of Trustees of UAH and UAH, on the one hand, and Nektar Therapeutics AL, Corporation, Nektar Therapeutics and J. Milton Harris, on the other hand (the “UAH Settlement Agreement”).  The UAH Settlement Agreement granted a new license to the subject matter of the UAH Patent.  The UAH Settlement Agreement was originally filed by the Registrant as an exhibit to a Form 8-K dated July 7, 2006 and was filed with the Form 10-K pursuant to a determination by the Registrant that the UAH Settlement Agreement constituted a material agreement due to the settlement amount and not because the license granted to the Registrant under the UAH Settlement Agreement was material to the business of the Registrant.  The Registrant will continue to file the UAH Settlement Agreement with the Form 10-K for the fiscal year ended December 31, 2008.  The Registrant does not believe that the license to the UAH Patent granted to the Registrant under the UAH Settlement Agreement is material to its business since the UAH Patent covered by the license is not relevant to any of the Registrant’s proprietary drug candidates or intellectual property licensed to third party collaborators.

*           *           *

As specifically requested by the Commission, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (650) 620-5990 or Jennifer A. DePalma, Esq. at (650) 473-2670.

Sincerely,

/s/ Gil M. Labrucherie

Gil M. Labrucherie
Senior Vice President, General Counsel & Secretary of Nektar Therapeutics

cc:	Howard W. Robin, President and Chief Executive Officer of Nektar Therapeutics
Sam Zucker, Esq., O’Melveny & Myers LLP
Jennifer A. DePalma, Esq., O’Melveny & Myers LLP